SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
October 27, 2010

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-151839) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO PLC AND RIO TINTO LIMITED AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT HAS BEEN DEEMED FILED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The “Taxation” section of the Base Prospectus dated April 14, 2009 is hereby amended and restated as follows:
TAXATION
     This section describes the material Australian, U.K. and U.S. federal income tax consequences of acquiring, owning and disposing of debt securities that we may issue.
Australian Taxation
     The following is a summary of the principal Australian tax consequences generally applicable to a holder who is a resident of the United States and not a resident of Australia for tax purposes (a “United States holder”). This summary reflects the current provisions of the Australian Income Tax Assessment Act 1936 and the Australian Income Tax Assessment Act 1997 (together, “Australian Tax Act”).
     The following summary is not exhaustive of all possible Australian income tax considerations that could apply to particular holders. These considerations may vary according to your individual circumstances.
     Australia’s income tax laws are currently subject to review by the Federal Government. The summary below is based upon our understanding of the current law (except as expressly stated) and of the implications of changes that have been announced by the Australian Government in only very general terms. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action.
     In the opinion of Allens Arthur Robinson, our and Rio Tinto’s Australian taxation legal counsel, the following are the material Australian tax consequences of an investment in debt securities generally applicable to a United States holder, on the basis of Australian law as in effect at the date of this prospectus, which (as indicated above) is subject to change, possibly with retroactive effect.
Payments of Principal, Premium and Interest
     Under existing Australian income tax law, United States holders of debt securities, other than persons holding such securities or interests as part of a business carried on at or through a permanent establishment in Australia (an “Australian Establishment”), are not subject to Australian income tax on payments of principal and interest (or amounts in the nature of interest) made to that holder, other than interest withholding tax (currently 10%) on interest (or amounts in the nature of interest) paid on the debt securities (unless the Section 128F exemption described below applies). Subject to the following, where a United States holder makes a gain on disposal of a debt security (including any gain on redemption of a security by the issuer), the holder’s gain will not be subject to Australian income tax provided the gain is not sourced in Australia, as described in “— Gains on Disposal” below, and the holder does not hold the security as part of an Australian Establishment. However, Australian tax may be payable to the extent that those conditions do not exist. Also, to the extent that any such gain is treated as interest, or in the nature of interest, Australian withholding tax may apply.
     Pursuant to Section 128F of the Australian Tax Act, an exemption from Australian interest withholding tax (“IWT”) applies provided the following conditions are met:
•	We are a resident of Australia when we issue the debt securities and when “interest”, as defined in Section 128A(1AB), is paid. Interest is defined to include amounts in the nature of, or in substitution for, interest.
•	The debt securities are issued in a manner that satisfies the “public offer test” of Section 128F under the Australian Tax Act (described below).

•	We do not know, or have reasonable grounds to suspect, at the time of issue that the debt securities or an interest in them were being, or would later be, acquired, directly or indirectly, by one of our “associates” (as defined in Section 128F(9) of the Australian Tax Act), except as permitted by Section 128F(5) of the Australian Tax Act.

•	At the time of the payment of interest on the debt securities, we do not know nor do we have reasonable grounds to suspect that the payee is our “associate”, except as permitted by Section 128F(6) of the Australian Tax Act.
     An “associate” of ours for the purposes of Section 128F of the Australian Tax Act generally includes (i) a person or entity which holds 50% of the voting shares of, or otherwise controls, us, (ii) an entity which is a subsidiary of, or otherwise controlled by, us, (iii) a trustee of a trust where we are capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity who is an “associate” of another person or company which is an “associate” of ours under any of the foregoing.
     However, for the purposes of Sections 128F(5) and (6) of the Australian Tax Act (see above), “associate” does not include:
(A)	onshore associates (i.e. Australian resident associates who do not hold the debt securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the debt securities in the course of carrying on business at or through an Australian Establishment); or

(B)	offshore associates (i.e. Australian resident associates that hold the debt securities in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the debt securities in the course of carrying on business through an Australian Establishment) who are acting in the capacity of:
(i)	in the case of Section 128F(5) only, a dealer, manager or underwriter in relation to the placement of the relevant debt securities; or

(ii)	a clearing house, custodian, funds manager, responsible entity of a registered scheme or, in the case of Section 128F(6) only, paying agent.
     There are five principal methods of satisfying the public offer test. In summary, the five principal methods are:
•	offers of the relevant debt securities to 10 or more professional financiers, investors or dealers who are not associates of each other;

•	offers of the relevant debt securities to 100 or more potential investors;

•	offers of the relevant debt securities which are listed on a stock exchange;

•	offers of the relevant debt securities via a publicly available financial markets dealing platform; and

•	offers of the relevant debt securities to dealers, managers or underwriters who offer to sell the debt securities within 30 days by one of the preceding methods.
     We intend to offer and sell debt securities in a manner that will satisfy the requirements of Section 128F of the Australian Tax Act.
     As set out in more detail in the section entitled “Description of Guaranteed Debt Securities — Special Situations — Payment of Additional Amounts”, if we should at any time be compelled by law to deduct or withhold an amount in respect of any withholding taxes, we are required, subject to the exceptions we describe, to pay such additional amounts as may be necessary in order to ensure that the net amounts you receive in respect of the debt securities after such deductions or withholding will equal the respective amounts that would have been receivable had no such deduction or withholding been required.
Payments under the Guarantee
     IWT at the rate of 10% may be payable on payments of interest, or interest paid on an overdue amount, by Rio Tinto Limited to United States holders (other than those holding the debt securities in the course of carrying on a business at or through an Australian Establishment).
     Whether payments under the guarantee would be interest for withholding tax purposes is not clear. The Australian Taxation Office’s ruling, as reflected in Taxation Determination TD 1999/26, is that such payments under a guarantee would be interest for withholding tax purposes. However that Determination also states that guarantee payments would be treated as exempt from withholding tax under Section 128F if the requirements of that section are satisfied. Therefore, if the requirements of Section 128F as described above are satisfied in relation to the debt securities, interest withholding tax should not be payable in relation to the guarantee payments.
Gains on Disposal
     Under existing Australian law, United States holders of debt securities will not be subject to Australian income tax on gains arising from a disposal of debt securities (including a disposal by way of redemption) provided that the gains do not have an Australian source.
     The source of any gain on disposal of debt securities will depend on the factual circumstances of the disposal. Where the disposal occurs by way of a sale to a third party, then provided the debt securities are acquired and sold pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have Australian Establishments, a gain will not be regarded as having an Australian source. Where disposal occurs by way of redemption by the issuer then, in the absence of special circumstances, a gain on redemption will not be regarded as having an Australian source.
     There are specific rules (Section 128AA of the Australian Tax Act) that can apply to treat a portion of the sale price of debt securities as interest for withholding tax purposes. These rules apply when certain debt securities originally issued at a discount or with maturity premium, generally speaking, or which do not pay interest at least annually are sold to:
•	an Australian resident that does not acquire the debt securities in the course of carrying on a trade or business through a permanent establishment outside Australia; or

•	a non-resident of Australia who acquires the debt securities as part of an Australian Establishment.
     However, if the issue of the debt securities satisfies the public offer test, such portions of deemed interest will be covered by the exemption from Australian interest withholding tax contained in Section 128F of the Australian Tax Act.
Other Taxes
     No ad valorem stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the debt securities. Furthermore, a transfer of or agreement to transfer debt securities, executed outside of Australia, will not be subject to Australian stamp duty.
     The Commissioner of Taxation of the Commonwealth of Australia may give a direction under Section 255 of the Australian Tax Act or Section 260-5 of the Taxation Administration Act 1953 (“TAA”) requiring us to deduct from any payment to any other party (including any holder of debt securities) any amount in respect of income tax payable by that other party in respect of the other party’s other Australian sourced income or sales.
     Section 12-140 of the TAA will impose a type of withholding tax at the rate of (currently) 46.5% on the payment of interest on certain securities unless the relevant investor has quoted a tax file number, in certain circumstances an Australian Business Number or proof of some other exception. Assuming that the debt securities will at all material times be in registered form and the requirements of Section 128F of the Australian Tax Act are satisfied with respect to the debt securities, these rules should not apply to payments to a holder of debt securities who is not a resident of Australia for tax purposes and not holding the debt securities in the course of carrying on business at or through an Australian Establishment. Withholdings may be made from payments to holders of debt securities who are residents of Australia or non-residents who carry on business at or through an Australian Establishment but who do not quote a tax file number, Australian Business Number or provide proof of an appropriate exemption.
     Section 12-190 of the TAA imposes another type of withholding obligation such that if we make a payment to a holder of a debt security for a supply the holder of the debt security has made to us in the course or furtherance of an enterprise carried on in Australia by that holder, we must withhold amounts from that payment at the prescribed rate (currently 46.5%) unless that holder has quoted their ABN or another exception applies. There is some uncertainty as to the precise operation of these rules. However, these rules will not apply to payments of principal and interest by us to holders of debt securities where a tax file number, Australian Business Number, or proof that a relevant exemption is applicable has been provided (in accordance with the above paragraph), or a deduction has been made by us for a failure to provide such information. Although the position is not free from doubt, on the basis that all holders of debt securities will fall within Section 12-140 (discussed above), the withholding requirements in Section 12-190 of the TAA should have no residual operation.
     No debt securities will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision therein having the power to tax, if held at the time of death.
     Neither the issue of the debt securities nor the payment of principal, premium (if any) and interest by us in respect of the debt securities would give rise to a liability to a goods and services tax in Australia.
Recent Developments

     The Australian parliament has enacted legislation relating to the taxation of financial arrangements which will apply to debt securities (the “TOFA laws”). As a general rule the TOFA laws will apply to financial arrangements (such as debt securities) acquired in income years commencing on or after July 1, 2010 (or July 1, 2009 at the taxpayer’s election). Taxpayers may elect for the new TOFA regime to apply to all financial arrangements held by them on July 1, 2010 (or July 1, 2009 if an election has been made to adopt that earlier commencement date). In the absence of such election, the existing law governing the taxation of financial arrangements will continue to apply to debt securities acquired before the applicable commencement date. The existing law governing the taxation of financial arrangements will also continue to apply to debt securities held by taxpayers that are not subject to the TOFA regime because they do not meet certain threshold requirements.
     The TOFA laws can apply to tax investors who are not resident of Australia on gains arising from financial arrangements where the gains are not otherwise subject to or exempt from Australian withholding tax. A United States holder will not be taxed under the TOFA laws for payments under the securities of interest or amounts in the nature of interest because such payments are subject to the withholding tax rules (including the exemption under section 128F) described above. Further, a United States holder will not be taxed under the TOFA laws for other gains relating to the securities provided this gain is not sourced in Australia (see “— Profits on Sale to Third Parties” above) and the holder does not hold the securities as part of an Australian Establishment. Investors will need to consider the potential application of the TOFA laws to their own particular circumstances.
United Kingdom Taxation
     The comments below are of a general nature, are based on current United Kingdom tax law and published practice of the United Kingdom HM Revenue & Customs (“HMRC”) and are not intended to be exhaustive. They do not necessarily apply where the income is deemed for tax purposes to be the income of any person other than the holder of the debt securities. They relate only to the position of persons who are resident outside of the United Kingdom for tax purposes (and not resident or, in the case of individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes) and who are the absolute beneficial owners of their debt securities and may not apply to certain classes of persons such as dealers or certain professional investors.
Please consult your own tax advisor concerning the consequences of owning the offered securities in your particular circumstances.
Interest Payments
     References to “interest” in this section mean interest as understood in United Kingdom tax law. The statements do not take account of any different definitions of interest that may prevail under any other law or which may be created by the terms and conditions of the debt securities or any related documentation. If debt securities are, or may fall to be, redeemed at a premium as opposed to being issued at a discount, then any such premium may constitute interest for United Kingdom tax purposes and so be treated in the manner described below.
     Payments of interest on the debt securities will not be subject to withholding or deduction for or on account of United Kingdom taxation on the basis that, and so long as, such interest is not treated as arising in the United Kingdom for the purposes of section 874 of the United Kingdom Income Tax Act 2007. It is currently expected that the circumstances will be such that interest on the debt securities would not have a United Kingdom source.
     It is possible that payments by Rio Tinto plc under the guarantee in respect of interest on the debt securities may be subject to withholding or deduction for or on account of United Kingdom tax. Such payments of interest under the guarantee may not be subject to withholding or deduction for or on account of United Kingdom taxation if and so long as the debt securities are and continue to be listed on a “recognised stock exchange” within the meaning of Section 1005 of the United Kingdom Income Tax Act 2007 (the “Quoted Eurobond Exemption”). The London Stock Exchange is a “recognised stock exchange” for these purposes. Debt securities will be treated as listed on the London Stock Exchange if they are included in the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. The New York Stock Exchange will also be a “recognised stock exchange” for these purposes provided that it is registered with the Securities and Exchange Commission of the United States as a national securities exchange. Debt securities will be treated as listed on the New York Stock Exchange if they are both admitted to trading on the New York Stock Exchange and are officially listed in the United States in accordance with provisions corresponding to those generally applicable in countries in the European Economic Area. However, it is possible that such payments under the guarantee in respect of interest on the debt securities are not eligible for the Quoted Eurobond Exemption. If such payments are not eligible for that exemption, they may fall to be paid under deduction of United Kingdom income tax at the basic rate (currently 20%) subject to such relief as may be available under the provisions of any applicable double tax treaty or any other relief that may apply.
     Certain holders of debt securities who are U.S. residents may be entitled to receive payments free of deductions for or on account of United Kingdom tax under the double taxation treaty between the United Kingdom and the United States and may therefore be able to obtain a direction to that effect from HMRC. Holders of debt securities who are resident in other jurisdictions may also be able to receive payment free of deductions or subject to a lower rate of deduction under an appropriate double taxation treaty and may be able to obtain a direction from HMRC to that effect.
     However, such a direction will, in either case, only be issued on prior application to HMRC by the holder in question. If such a direction is not in place at the time a payment of interest is made, the person making the payment will be required to withhold tax, although a holder of debt securities resident in a jurisdiction outside of the United Kingdom who is entitled to relief may subsequently claim the amount withheld from HMRC.
     Payments by Rio Tinto plc under the guarantee in respect of interest on the debt securities will have a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the debt securities who are not resident or, in the case of individuals, ordinarily resident in the United Kingdom, except where:
(i)	in the case of corporate holders, such persons carry on a trade in the United Kingdom through a United Kingdom permanent establishment; or

(ii)	in the case of other holders, such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency, in connection with which the interest is received or to which the debt securities are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom permanent establishment or branch or agency.
     In the event that payments by Rio Tinto plc under the guarantee in respect of interest on debt securities are subject to withholding or deduction for or on account of United Kingdom taxation then the provisions referred to in “Description of Guaranteed Debt Securities — Payment of Additional Amounts” may apply so that the net amount received by the holders after such reduction will not be less than the amount the holders would have received in the absence of such withholding or deduction.
     Holders of the debt securities should note that the provisions relating to additional amounts referred to in “Description of Guaranteed Debt Securities — Payment of Additional Amounts” would not apply if HMRC sought to assess directly the person entitled to the relevant interest to United Kingdom tax. However exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.
Provision of Information
     Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual or (ii) paying amounts due on redemption of the debt securities which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual may be required to provide certain information to HMRC regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on redemption of such debt securities HMRC published practice indicates HMRC will not exercise its power to obtain information where such amounts are paid or received on or before April 5, 2011.
Optional Tax Redemption
     In the earlier section entitled “Description of Guaranteed Debt Securities — Optional Tax Redemption” we set out certain situations in which we may redeem debt securities.
Disposal (including Redemption)
     Generally, a holder of debt securities who is neither resident nor, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes will not be liable for United Kingdom taxation in respect of a disposal of a debt security, or in respect of any gain accrued in respect of a debt security or any change in the value of a debt security.
     This may not, however, be the case if:
(i)	in the case of corporate holders, such persons carry on a trade in the United Kingdom through a United Kingdom permanent establishment; or

(ii)	in the case of other holders, such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the debt securities are attributable.
Inheritance Tax
     A holder of debt securities who is an individual domiciled outside the United Kingdom will generally not be liable for United Kingdom inheritance tax in respect of his holding of debt securities. However, there may be a liability for United Kingdom inheritance tax for such an individual if a register of debt securities which are registered securities is maintained in the United Kingdom or if debt securities which are bearer securities are held in the United Kingdom. In that case, exemption from any United Kingdom inheritance tax liability may be available for holders of debt securities who are domiciled in the United States under the U.S.-United Kingdom double tax convention relating to estate and gift taxes.
Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
     No United Kingdom stamp duty or SDRT is payable on the issue of the debt securities into a clearing system.
     No United Kingdom stamp duty or SDRT is payable on dealings in the debt securities within a clearing system where such dealings are effected in electronic book entry form and not by written instrument of transfer.
European Union Directive on the Taxation of Savings Income
     The Council of the European Union has adopted Council Directive 2003/48/EC (the “Savings Directive”) regarding the taxation of savings income. Pursuant to the Savings Directive, Member States of the European Union are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual or to certain other persons in that other Member State, except that Luxembourg and Austria will (unless they elect otherwise) instead operate a withholding system for a transitional period in relation to such payments.
     A number of non-EU countries, and certain dependent or associated territories of certain EU Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to an individual or certain other persons in an EU Member State. In addition, the EU Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to an individual or certain other persons in one of those territories.
United States Federal Income Taxation
     The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities by a U.S. Holder (as defined below). The following discussion, subject to the assumptions and limitations herein, represents the opinion of Linklaters LLP as to the material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities by a U.S. Holder. This summary does not address the material U.S. federal income tax consequences of every type of debt security which may be issued under this prospectus, and the relevant prospectus supplement will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to a particular issue of debt securities as appropriate. This summary deals only with purchasers of debt securities that are U.S. Holders and that will hold the debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as certain financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the debt securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). Moreover, the summary deals only with debt securities with a term of 30 years or less. The U.S. federal income tax consequences of owning debt securities with a longer term will be discussed in the applicable prospectus supplement.

     As used herein, the term “U.S. Holder” means a beneficial owner of debt securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.
     The U.S. federal income tax treatment of a partner in an entity that is classified as a partnership for U.S. federal income tax purposes that holds debt securities will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisor concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of debt securities by the partnership.
     The summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, its legislative history, existing and proposed regulations thereunder and published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE DEBT SECURITIES, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Payments of Interest
     Interest on a debt security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”), other than interest on a “Discount Debt Security” that is not “qualified stated interest” (each as defined below under “— Original Issue Discount — General”), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. For this purpose, interest includes any additional amounts payable under “Description of Guaranteed Debt Securities — Payment of Additional Amounts”. Interest paid by us on the debt securities and OID, if any, accrued with respect to the debt securities (as described below under “— Original Issue Discount”) generally will constitute income from sources outside the United States. Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to income attributable to the debt securities in their particular circumstances.
Original Issue Discount
General
     The following is a summary of the principal U.S. federal income tax consequences of the ownership of debt securities issued with original issue discount (“OID”). The following summary does not discuss debt securities that are characterized as contingent payment debt instruments for U.S. federal income tax purposes. In the event we issue contingent payment debt instruments the applicable prospectus supplement will describe the material U.S. federal income tax consequences thereof.
     A debt security, other than a debt security with a term of one year or less (a “Short-Term Debt Security”), will be treated as issued with OID (a “Discount Debt Security”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is equal to or more than a de minimis amount (0.25% of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity). An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as a Discount Debt Security if the excess of the debt security’s stated redemption price at maturity over its issue price is greater than 0.25% of the debt security’s stated redemption price at maturity multiplied by the weighted average maturity of the debt security. A debt security’s weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity. Generally, the issue price of a debt security will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a debt security is the total of all payments provided by the debt security that are not payments of “qualified stated interest”. A qualified stated interest payment is generally any one of a series of stated interest payments on a debt security that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in the circumstances described below under “— Variable Interest Rate Debt Securities”), applied to the outstanding principal amount of the debt security. Solely for the purposes of determining whether a debt security has OID, we will be deemed to exercise any call option that has the effect of decreasing the yield on the debt security, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the debt security. If the option is not in fact exercised, the debt security would be treated solely for purposes of calculating OID as if it were redeemed and a new debt security were issued on the deemed exercise date for an amount equal to the “adjusted issue price” (as defined below) of the debt security.
     U.S. Holders of Discount Debt Securities must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Debt Securities. The amount of OID includible in income by a U.S. Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the Discount Debt Security for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Debt Security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the U.S. Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Debt Security’s adjusted issue price at the beginning of the accrual period and the Discount Debt Security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a Discount Debt Security at the beginning of any accrual period is the issue price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments. The “yield to maturity” of a security is the discount rate that causes the present value of all payments on the security as of its original issue date to equal the issue price of such security.
Acquisition Premium
     A U.S. Holder that purchases a Discount Debt Security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the debt security immediately after its purchase over the debt security’s adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security’s adjusted issue price.
Election to Treat All Interest as Original Issue Discount
     A U.S. Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under “— Original Issue Discount — General”, with certain modifications. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “— Debt Securities Purchased at a Premium”) or acquisition premium. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security, the electing U.S. Holder will be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments with market discount held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisors concerning the propriety and consequences of this election.
Short-Term Debt Securities
     In general, an individual or other cash basis U.S. Holder of a Short-Term Debt Security is not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but will be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Debt Securities on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realized on the sale or retirement of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Debt Securities will be required to defer deductions for interest on borrowings allocable to Short-Term Debt Securities in an amount not exceeding the deferred income until the deferred income is realized.
     For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Debt Security are included in the Short-Term Debt Security’s stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Debt Security as if the Short-Term Debt Security had been originally issued to the U.S. Holder at the U.S. Holder’s purchase price for the Short-Term Debt Security. This election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.
Fungible Issue
     We may, without the consent of the Holders of outstanding debt securities, issue additional debt securities with identical terms. These additional debt securities, even if they are treated for non-tax purposes as part of the same series as the original debt securities, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional debt securities may be considered to have been issued with OID even if the original debt securities had no OID, or the additional debt securities may have a greater amount of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.
Market Discount
     A debt security, other than a Short-Term Debt Security, generally will be treated as purchased at a market discount (a “Market Discount Debt Security”) if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the U.S. Holder purchased the debt security by at least 0.25% of the debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity (or, in the case of a debt security that is an installment obligation, the debt security’s weighted average maturity). If this excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then the excess constitutes “de minimis market discount”. For this purpose, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and decreased by the amount of any payments previously made on the debt security that were not qualified stated interest payments.
     Under current law, any gain recognized on the maturity or disposition of a Market Discount Debt Security (including any payment on a debt security that is not qualified stated interest) will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the debt security. Alternatively, a U.S. Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. This election will apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service (the “IRS”). A U.S. Holder of a Market Discount Debt Security that does not elect to include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Debt Security that are in excess of the interest and OID on the debt security includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Debt Security was held by the U.S. Holder.
     Under current law, market discount will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Debt Security with respect to which it is made and is irrevocable.
Variable Interest Rate Debt Securities
     Debt securities that provide for interest at variable rates (“Variable Interest Rate Debt Securities”) generally will either bear interest at a “qualified floating rate”, or they will bear interest at an “objective rate” and thus may be treated as “variable rate debt instruments” under Treasury regulations governing accrual of OID. A Variable Interest Rate Debt Security will qualify as a “variable rate debt instrument” if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Interest Rate Debt Security by more than a specified de minimis amount, (b) it provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single “objective rate”, or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate”, and (c) it does not provide for any principal payments that are contingent (other than as described in (a) above).
     A “qualified floating rate” is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Debt Security is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Debt Security’s issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is either fixed throughout the term of the debt security or is not reasonably expected as of the issue date to cause the yield on the debt security to significantly deviate from the expected yield determined without the cap or floor.
     An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within our control (or a related party) or that is unique to our circumstances (or a related party), such as dividends, profits or the value of Rio Tinto (although a rate does not fail to be an objective rate merely because it is based on the credit quality of Rio Tinto). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Debt Security will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Debt Security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Debt Security’s term. A “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Debt Security’s issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.
     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate. A “current value” of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.
     If a Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument”, then any stated interest on the debt security which is unconditionally payable in cash or property (other than our debt instruments) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” will generally not be treated as having been issued with OID unless the Variable Interest Rate Debt Security is issued at a “true” discount (i.e., at a price below the debt security’s stated principal amount) in excess of the de minimis amount described in “Original Issue Discount — General” above.

OID on a Variable Interest Rate Debt Security arising from “true” discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security.
     In general, any other Variable Interest Rate Debt Security that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Debt Security. Such a Variable Interest Rate Debt Security must be converted into an “equivalent” fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Debt Security’s issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security. In the case of a Variable Interest Rate Debt Security that qualifies as a “variable rate debt instrument” and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate debt security provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Debt Security as of the Variable Interest Rate Debt Security’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument in the manner described above.
     Once the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general OID rules to the “equivalent” fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Debt Security will account for the OID and qualified stated interest as if the U.S. Holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Debt Security during the accrual period.
     If a Variable Interest Rate Debt Security does not qualify as a “variable rate debt instrument”, then the Variable Interest Rate Debt Security will generally be treated as a contingent payment debt obligation. The proper U.S. federal income tax treatment of Variable Interest Rate Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable prospectus supplement.
Debt Securities Purchased at a Premium
     A U.S. Holder that purchases a debt security for an amount in excess of its principal amount, or for a Discount Debt Security, its stated redemption price at maturity, may elect to treat the excess as “amortizable bond premium”, in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to that year. Any election to amortize bond premium will apply to all bonds (other than bonds the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also “— Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.
Purchase, Sale and Retirement of Debt Securities
     A U.S. Holder’s adjusted tax basis in a debt security will generally be its cost, increased by the amount of any OID and market discount included in the U.S. Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the U.S. Holder’s income with respect to the debt security, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the debt security.
     A U.S. Holder will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the debt security. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described above under “— Original Issue Discount — Market Discount” or “— Original Issue Discount — Short Term Debt Securities” or attributable to changes in exchange rates (as discussed below), gain or loss recognized on the sale or retirement of a debt security will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the debt securities exceeds one year. Gain or loss realized by a U.S. Holder on the sale or retirement of a debt security generally will be U.S. source. The deductibility of capital losses is subject to limitations.
Foreign Currency Debt Securities
Interest
     If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.
     An accrual basis U.S. Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).
     Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.
     Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security) denominated in, or determined by reference to,

a foreign currency, the U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.
OID
     OID for each accrual period on a Discount Debt Security that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the debt security or a sale or disposition of the debt security), a U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.
Market Discount
     Market discount on a debt security that is denominated in, or determined by reference to, a foreign currency, will be accrued in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the disposition or maturity of the debt security, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.
Bond Premium
     Bond premium (including acquisition premium) on a debt security that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such bond premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the amount offset multiplied by the difference between the spot rate in effect on the date of the offset and the spot rate in effect on the date the debt securities were acquired by the U.S. Holder. A U.S. Holder that does not elect to take bond premium (other than acquisition premium) into account currently will recognize a market loss when the debt security matures.
Sale or Retirement
     As discussed above under “— Purchase, Sale and Retirement of Debt Securities”, a U.S. Holder will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount realized on the sale or retirement and its adjusted tax basis in the debt security. A U.S. Holder’s initial tax basis in a debt security that is denominated in a foreign currency will be determined by reference to the U.S. dollar cost of the debt security. The U.S. dollar cost of a debt security purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects).

     The amount realized on a sale or retirement of a debt security for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement, or the settlement date for the sale, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.
     A U.S. Holder will recognize U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the sale or retirement of a debt security equal to the difference, if any, between the U.S. dollar values of the U.S. Holder’s purchase price for the debt security (or, if less, the principal amount of the debt security) (i) on the date of sale or retirement and (ii) on the date on which the U.S. Holder acquired the debt security. Any such exchange rate gain or loss will be realized only to the extent of total gain or loss realized on the sale or retirement (including any exchange gain or loss with respect to the receipt of accrued but unpaid interest).
Disposition of Foreign Currency
     Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.
Backup Withholding and Information Reporting
     In general, payments of interest and accruals of OID on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S., or U.S. - related intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding will apply to these payments, including payments attributable to OID, if the U.S. Holder fails to provide an accurate taxpayer identification number or establish an exemption from backup withholding, or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By:	/s/ Ben Mathews		By:	/s/ Ben Mathews
	Name:	Ben Mathews		Name:	Ben Mathews
	Title:	Secretary		Title:	Assistant Secretary

Date: 27 October 2010			Date: 27 October 2010